UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            U.S. WIRELESS DATA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   912 899 408
                                 (CUSIP Number)

                                 MICHAEL S. FALK
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                OCTOBER 20, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 912 899 408                                             SCHEDULE 13D/A
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         -0-
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0-
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      -0-
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 912 899 408                                             SCHEDULE 13D/A
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMMONWEALTH MANAGEMENT LLC (75-3096361)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         -0-
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0-
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      -0-
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 912 899 408                                             SCHEDULE 13D/A
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       MICHAEL S. FALK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         1,922,682
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      1,922,682
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,922,682
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment No. 3") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on March 28, 2000, as amended by Amendment No. 1 thereto, filed on September 18, 2000 and Amendment No. 2 thereto, filed on April 19, 2002 (together, the "Schedule 13D"), by ComVest Capital Partners LLC, a limited liability company organized under the laws of Delaware ("ComVest"), Commonwealth Associates, L.P., a limited partnership organized under the laws of New York ("Commonwealth"), Commonwealth Associates Management Company, Inc., a corporation organized under the laws of New York and the corporate general partner of Commonwealth ("CAMC") and Michael S. Falk ("Falk"), with respect to the Common Stock, $.01 par value per share of U. S. Wireless Data, Inc., a Delaware corporation with its principal executive offices located at 750 Lexington Avenue, 20th Floor, New York, New York 10022 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.


ITEM 2.     IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended by removing ComVest and CAMC from the definition of Reporting Person and adding to such definition Commonwealth Management, LLC, a limited liability company organized under the laws of Delaware ("CMLLC"). ComVest ceased to be a reporting person on February 6, 2002, when it distributed to its members all its beneficial ownership interest in the Issuer. CAMC ceased to be a reporting person on September 30, 2002, when it ceased to be the corporate general partner of Commonwealth. Concurrently, CMLLC became a reporting person on September 30, 2002, when it became the corporate general partner of Commonwealth.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby supplemented by adding the following:

Since the filing of the most recent amendment to the Schedule 13D, none of the Reporting Persons has made a purchase of any of the Issuer's securities.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated in its entirety by the following:

(a) - (c) As of October 23, 2003, the Reporting Persons beneficially owned in the aggregate 1,922,682 shares of Common Stock, constituting approximately 10.9% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 17,630,382 shares outstanding on October 10, 2003, as set forth in the Company's most recent report on Form 10-KSB for the fiscal year ended June 30, 2003 filed with the Securities and Exchange Commission on October 14, 2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons listed:

                                                              APPROXIMATE
                                        NUMBER OF             PERCENTAGE OF
          NAME                          SHARES                OUTSTANDING SHARES
          -------------                 -----------           ------------------
          Commonwealth                  0                     0%
          CMLLC                         0                     0%
          Falk*                         1,922,682             10.9%


* Falk may be deemed to be the beneficial owner of an aggregate of 1,922,682 shares of Common Stock, representing approximately 10.9% of the issued and outstanding shares of Common Stock of the Issuer. Falk directly owns 426,940 shares of Common Stock. Falk also may be deemed to beneficially own an additional 1,495,742 shares of Common Stock, representing (A) the 5,000 shares of Common Stock directly owned by each of the Trusts, which are for the benefit of Falk's children and (B) the right to acquire (i) 58,338 shares of Common Stock issuable upon the conversion of Preferred Stock (which includes 41,670 shares, 8,334 shares and 4,167 shares of Common Stock issuable upon conversion of shares of Preferred Stock respectively held by Falk directly, the Falk IRA and each of the Trusts), (ii) 4,167 shares of Common Stock issuable upon exercise of Placement Warrants (which includes 2,083 shares and 1,042 shares of Common Stock issuable upon exercise of Placement Warrants respectively held by the Falk IRA and each of the Trusts), (iii) 640,246 shares of Common Stock which are issuable upon the exercise of Agents Warrants (distributed to him by Commonwealth), (iv) 10,417 shares of Common Stock which are issuable upon the exercise of warrants issued to Falk pursuant to his investment in the Placement, and (v) 772,574 shares of Common Stock which are issuable upon the exercise of warrants distributed to Falk by the Liquidation LLC (as defined in Item 5(e) hereof).


         To the best knowledge of the Reporting Persons, except as described in this Amendment No. 3, none of the Reporting Persons, any person in control (ultimately or otherwise) of any of the Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by any of the Reporting Persons, any person in control of any of the Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.


         Since the filing of the most recent amendment to the Schedule 13D, none of the Reporting Persons has made a purchase of the Issuer's securities. However, since the last filing of an amendment to the Schedule 13D, Falk effected the following sales of Common Stock on the open market:


Date                      Shares Sold             Consideration Received
----                      -----------             ----------------------
March 21, 2002               135,000                 $334,800
March 28, 2002               100,000                 $243,000
March 28, 2002 (1)            15,000                 $ 37,200
October 15, 2002              32,500                 $ 24,050
October 24, 2002              10,000                 $  6,600
October 25, 2002              12,000                 $  7,800
November 13, 2002              5,500                 $  3,575
November 14, 2002             10,000                 $  6,500
November 15, 2002             10,000                 $  6,500
November 25, 2002             23,000                 $ 14,950
November 25, 2002             20,000                 $ 13,000
December 3, 2002              14,000                 $ 10,500
December 3, 2002 (2)          10,000                 $  7,500
December 4, 2002              19,000                 $ 15,200
December 5, 2002               3,000                 $  2,550
December 17, 2002             22,053                 $ 18,745
December 17, 2002              1,947                 $  1,655
December 17, 2002              3,000                 $  2,550
December 18, 2002              4,000                 $  3,400
December 18, 2002             20,000                 $ 17,000
December 19, 2002 (3)         15,000                 $ 14,375
December 19, 2002             20,000                 $ 25,880
December 19, 2002             20,000                 $ 22,106
December 19, 2002 (3)         35,000                 $ 27,971
January 6, 2003 (3)            6,000                 $  5,076
January 21, 2003 (3)          50,000                 $ 38,474
January 22, 2003              75,000                 $ 52,464
July 10, 2003 (3)             29,000                 $  4,160
July 11, 2003 (3)              8,000                 $  1,095
July 14, 2003 (3)             65,000                 $  9,090
July 14, 2003 (3)             42,000                 $  5,445
July 25, 2003                106,053                 $ 13,243
August 5, 2003                25,000                 $  3,465
August 7, 2003                25,000                 $  3,465
August 13, 2003                5,000                 $    615
August 14, 2003               10,000                 $  1,266
August 15, 2003               15,000                 $  1,915
August 28, 2003               55,000                 $  7,105
September 15, 2003            41,800                 $  5,399
September 22, 2003            15,000                 $  3,565
October 16, 2003              70,000                 $ 12,600
October 16, 2003              21,825                 $  4,365
October 20, 2003              48,075                 $ 17,418

(1)  These shares of Common Stock were beneficially owned by the Falk IRA.
(2) These shares of Common Stock were jointly beneficially owned by Falk and his wife.
(3) These shares were beneficially owned by the Falk Family Foundation, to which Falk donated 250,000 shares of Common Stock on June 13, 2002. As of the date hereof, the Falk Family Foundation holds no beneficial interest in any shares of Common Stock.

On April 23, 2003, Falk received warrants to purchase 772,574 warrants from Liquidation LLC, as a distribution to its members.

(d) No person, other than each of the Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) On March 31,2002, Commonwealth formed Commonwealth Associates Liquidation, LLC, a Delaware limited liability company ("Liquidation LLC"). On March 31, 2002 Commonwealth distributed to Liquidation LLC, warrants to purchase 1,380,964 shares of Common Stock, representing all of Commonwealth's beneficial ownership interest in the Issuer. On April 23, 2003 Liquidation LLC distributed all its beneficial ownership interests in the Issuer to its members. As a result of such distributions, neither Commonwealth nor Liquidation LLC has any beneficial ownership interest in the Common Stock of the Issuer.

         CMLLC ceased to own any beneficial interest in the Common Stock of the Issuer on April 23, 2003 when Commonwealth, of which CMLLC is the general partner, distributed to Liquidation LLC, warrants to purchase 1,380,964 shares of Common Stock, representing all of Commonwealth's beneficial ownership interest in the Common Stock of the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2003
                                              Commonwealth Associates, L.P.

                                              By:  Commonwealth Management, LLC,
                                                     its general partner

                                              By:  /s/Inder Tallur
                                                   ---------------------------
                                                   Name: Inder Tallur
                                                   Title: Secretary


                                              Commonwealth Management, LLC,

                                              By:  /s/Inder Tallur
                                                   ---------------------------
                                                   Name: Inder Tallur
                                                   Title: Secretary


                                              By:  /s/Michael S. Falk
                                                   ---------------------------
                                                   Michael S. Falk